CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share
(In thousands except per share amounts)

	Three Months Ended
	March 28, 2008	March 30, 2007
BASIC:
Net Income	$56,191	$45,099
Weighted average shares outstanding	66,343	65,570
Basic earnings per share	$0.85	$0.69
DILUTED:
Net Income	$56,191	$45,099
After-tax interest cost of convertible debt	918	922
Net Income plus assumed debt conversion	$57,109	$46,021
Weighted average shares outstanding	66,343	65,570
Dilutive effect of convertible debt	3,234	3,226
Incremental shares under stock option plans	1,240	1,228
Adjusted weighted average shares outstanding	70,817	70,024
Diluted earnings per share	$0.81	$0.66